Betaferon Demonstrates Robust Reduction in Risk of Developing Multiple Sclerosis Across All Subgroups of BENEFIT study

Madrid, Spain, September 29, 2006 - Schering AG (FSE: SCH, NYSE: SHR), Germany, announced today results from the subgroup analysis of the BENEFIT* study which showed that Betaferon(r) (interferon beta-1b) 250mcg treatment reduced the risk of developing clinically definite MS (CDMS) consistently across all subgroups regardless of age, gender, steroid treatment or symptoms at onset of disease.1 These data were part of the BENEFIT results which showed that Betaferon 250mcg treatment reduced the risk of developing clinically definite MS (CDMS) by 50 percent compared with placebo.1,2 The BENEFIT trial tested patients with one clinical episode suggestive of MS for a period of up to 24 months. The results were presented at the ECTRIMS Congress** in Madrid, Spain.
In the subgroup analysis, patients were analyzed based on demographic characteristics as well as clinical, laboratory and MRI findings at onset of disease. A robust treatment effect was found across all subgroups, with a pronounced effect seen in monofocal patients having less clinical evidence for disease dissemination (55 percent).3 Monofocal patients with active or disseminated MRI findings suggesting MS showed an even stronger response to Betaferon treatment with risk reduction of 58 percent and 61 percent, respectively.3 In addition, patients who did not have steroid treatment after the first episode had a risk reduction of 62 percent.1 It was previously shown that the majority (85 percent) of patients with one episode suggestive of MS will, without treatment, develop MS according to the McDonald criteria4 in two years.
"In the BENEFIT study, we found that Betaferon reduced the risk of developing MS consistently throughout the study population. Additionally, we found that certain patient subgroups had an even better response to early treatment with Betaferon," said Dr. Chris Polman, Professor of Neurology, VU Medical Center, Amsterdam, Netherlands, and Steering
Committee member of the BENEFIT study. "The results should help doctors and patients in their discussions about starting treatment as early as possible."
Betaferon was very well accepted in the BENEFIT study, with 93 percent of patients completing the two-year study period. More than 95 percent of all patients completing the study have elected to continue with Betaferon as part of an open-label follow-up study.
"The BENEFIT data shows that patients who may develop MS are willing to start Betaferon treatment early and continue on it," said Dr Darlene Jody, Head of Specialized Therapeutics at Schering. "Treatment with Betaferon demonstrated rapid, early control of progression to definite MS, a significant benefit for those at risk."
* Betaferon(r)/Betaseron(r) in Newly Emerging MS For Initial Treatment
** 22nd Congress of the European Committee for the Treatment and Research
in Multiple Sclerosis, Madrid, Spain.
References
1.	Polman, C. Differences in natural history and treatment effect of interferon beta-1b in CIS patients with mono-vs multifocal
presentations: subgroup analysis of the BENEFIT study. Presented at
ECTRIMS 2006
2.	50 percent risk reduction based on adjustment for a standard set of baseline covariates
3. 	Monofocal onset of disease is where clinical findings are explained by a single lesion in the central nervous system (CNS). Multifocal onset of disease is where clinical findings are explained by at least two underlying CNS lesions. More disseminated MRI findings suggesting MS at disease onset is where patients have at least 9 lesions on the initial T2-weighted brain MRI scan. Active MRI at disease onset is where patients have at least one Gadolinium-enhancing lesion on the initial T1-weighted brain MRI scan.
4.	Mc Donald criteria make use of Magnetic Resonance Imaging (MRI) for MS diagnosis: McDonald et al. Recommended Diagnostic Criteria for MS. Ann
Neurol 2001; 50:121-127
Additional information
ABOUT BENEFIT
Patients with a first clinical demyelinating event suggestive of MS and typical MRI findings received either 250 mcg of interferon beta-1b (Betaferon(r)) every other day or placebo as a subcutaneous injection. Treatment continued for up to 24 months unless patients experienced a second attack and were diagnosed with clinically definite MS. The two co-primary efficacy outcomes were time to CDMS, based on a second clinical demyelinating event or an Expanded Disability Status Scale (EDSS) progression >=1.5 points, and time to MS according to the McDonald criteria. All study participants completing the double blind study were then invited to participate in a separate open-label follow-up study with Betaferon which will prospectively assess the impact of such early treatment with Betaferon on the long-term course of the disease for a total observation time of five years, including the impact of early treatment on the formation of new brain lesions as measured by magnetic resonance imaging (MRI).
BENEFIT patients included those who had a first clinical demyelinating event either monofocal (i.e. clinical evidence of a single lesion) or multifocal (i.e.clinical evidence of more than one lesion). Inclusion of both patient groups is important because this is representative for the patient population with a single event.
ABOUT BETAFERON
Betaferon(r)/Betaseron(r) was the first disease-modifying drug introduced for MS and is a well-established treatment around the world. Betaferon has the broadest experience of any MS medication. In the US, Europe and Japan, Betaferon has been approved for all relapsing forms of MS. It is able to reduce the number of MS episodes by one third, and the frequency of moderate to severe episodes by as much as 50 percent. Sixteen years' follow up of people treated with Betaferon has shown that it is safe and well tolerated.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology & Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

It is planned that Schering AG will be renamed Bayer Schering Pharma Aktiengesellschaft. A corresponding resolution was passed at the Extraordinary General Meeting of Schering AG on September 13, 2006. Until the name change has been registered in the commercial register, the company will continue to operate under the name Schering AG. According to the resolution of the General Meeting, the Executive Board will not file an application for registration before December 1, 2006.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
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